SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 3)

Patriot Scientific Corporation

(Name of Issuer)

Common Stock, $0.00001 par value per share

 (Title of Class of Securities)

70336N107

 (CUSIP Number)

December 31, 2008

 (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to designate the rule pursuant to which this Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)

_____
     The information required in the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however, see the Notes).

CUSIP No.   70336N107

1.   NAME OF REPORTING PERSONS

           Lincoln Ventures, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [_]
 (b)  [X]
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

               0

6.   SHARED VOTING POWER

6,760,979

* This number assumes that Lincoln Ventures, LLC (“Lincoln”) and Swartz Private Equity, LLC (“SPE,” collectively the “Reporting Persons”) may be deemed to be affiliated and under common control.

7.   SOLE DISPOSITIVE POWER

0

8.   SHARED DISPOSITIVE POWER

6,760,979

See “*” from paragraph 6 above.

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,760,979

See “*” from paragraph 6 above.

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                  [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.6%

12.  TYPE OF REPORTING PERSON

PN
_____________________________________________________________________________

CUSIP No.   70336N107

1.   NAME OF REPORTING PERSONS

Swartz Private Equity, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  [_]
(b)  [X]
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER

0

6.   SHARED VOTING POWER

6,760,979

* This number assumes that Lincoln Ventures, LLC (“Lincoln”) and Swartz Private Equity, LLC (“SPE,” collectively the “Reporting Persons”) may be deemed to be affiliated and under common control.

7.   SOLE DISPOSITIVE POWER

0

8.   SHARED DISPOSITIVE POWER

6,760,979

See “*” from paragraph 6 above.

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,760,979

See “*” from paragraph 6 above.

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                  [_]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.6%

12.  TYPE OF REPORTING PERSON

PN

CUSIP No.   70336N107

Item 1(a).  Name of Issuer:

Patriot Scientific Corporation
____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

6183 Paseo Del Norte, Suite 180
Carlsbad, CA 92011
 ____________________________________________________________________

Item 2(a).  Name of Persons Filing:

Lincoln Ventures, LLC
Swartz Private Equity, LLC
____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

1120 Sanctuary Parkway, Suite 325
Alpharetta, GA 30004
____________________________________________________________________

Item 2(c).  Citizenship:

Lincoln Ventures, LLC – Arizona
Swartz Private Equity, LLC – Georgia

____________________________________________________________________

Item 2(d).  Title of Class of Securities:

Common Stock, $0.00001 par value per share
____________________________________________________________________

Item 2(e).  CUSIP Number:

70336N107
 ____________________________________________________________________

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [_]	Broker or dealer registered under Section 15 of the Exchange Act.

(b) [_]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [_]	Investment company registered under Section 8 of the Investment Company Act.

(e) [_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide  the  following  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

Lincoln Ventures, LLC        - 6,760,979 *
Swartz Private Equity, LLC - 6,760,979 *

* Assuming that the Issuer had 411,184,394 shares issued and outstanding as of November 30, 2008, which is the number indicated by a certified statement from the Issuer’s transfer agent, Interwest Transfer Company, Inc, then Lincoln Ventures, LLC (“Lincoln”) and Swartz Private Equity, LLC (“SPE”) have beneficial ownership of the above number of shares of common stock.  This number assumes that Lincoln Ventures, LLC and Swartz Private Equity, LLC may be deemed to be affiliated and under common control.

          ______________________________________________________________________

(b)  Percent of class:

Lincoln Ventures, LLC        - 1.6% (*)
Swartz Private Equity, LLC – 1.6% (*)
(*) see note in 4(a) above.

          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

             Lincoln Ventures, LLC

          (i)   Sole power to vote or to direct the vote   _______________________,

          (ii)  Shared power to vote or to direct the vote

6,760,979 (Assuming the Lincoln Ventures, LLC and Swartz Private Equity, LLC are deemed to be under common control).  See “*” in Item 4(a) above.

          (iii) Sole power to dispose or to direct the disposition of  _____________________,

          (iv)  Shared power to dispose or to direct the disposition of

6,760,979 (Assuming the Lincoln Ventures, LLC and Swartz Private Equity, LLC are deemed to be under common control).  See “*” in Item 4(a) above.

                Swartz Private Equity, LLC

          (i)   Sole power to vote or to direct the vote _______________________,

          (ii)  Shared power to vote or to direct the vote

6,760,979 (Assuming the Lincoln Ventures, LLC and Swartz Private Equity, LLC are deemed to be under common control).  See “*” in Item 4(a) above.

          (iii) Sole power to dispose or to direct the disposition of   _____________________,

          (iv)  Shared power to dispose or to direct the disposition of

6,760,979 (Assuming the Lincoln Ventures, LLC and Swartz Private Equity, LLC are deemed to be under common control).  See “*” in Item 4(a) above.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                  N/A
         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                  N/A
         _______________________________________________________________________

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

                  N/A
         _______________________________________________________________________

Item 8.  Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to s.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to s.240.13d-1(c) or s.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

                  N/A
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

                  N/A
          ______________________________________________________________________

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

February 17, 2009
(Date)

Lincoln Ventures, LLC By: /s/ Roy A. Adams Title: Manager Swartz Private Equity, LLC By: /s/ Eric S. Swartz Title: Manager

Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention.  Intentional  misstatements  or omissions of fact constitute  federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them  of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock, $0.00001 par value per share of Patriot Scientific Corporation beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: February 17, 2009

Lincoln Ventures, LLC By: /s/ Roy A. Adams Title: Manager Swartz Private Equity, LLC By: /s/ Eric S. Swartz Title: Manager